Exhibit 99.1

ProLiance Holdings, LLC and Subsidiaries Consolidated Financial Statements for the Years Ended September 30, 2007, 2006 and 2005 and Independent Auditors’ Report

PROLIANCE HOLDINGS, LLC AND SUBSIDIARIES

TABLE OF CONTENTS
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    Page

Independent Auditors’ Report	1

Consolidated Statements of Financial Position as of September 30, 2007 and 2006 2

Consolidated Statements of Operations for the Years Ended September 30, 2007, 2006 and 2005 3

Consolidated Statements of Changes in Equity for the Years Ended September 30, 2007, 2006 and 2005 4

Consolidated Statements of Cash Flows for the Years Ended September 30, 2007, 2006 and 2005 5

Notes to Consolidated Financial Statements	6–14

INDEPENDENT AUDITORS’ REPORT

ProLiance Holdings, LLC:

We have audited the accompanying consolidated statements of financial position of ProLiance Holdings, LLC and Subsidiaries (the Company) as of September 30, 2007 and 2006, and the related consolidated statements of operations, changes in equity, and cash flows for each of the three years in the period ended September 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2007 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
Indianapolis, Indiana
November 16, 2007

PROLIANCE HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2007 AND 2006
(in thousands)

	2007	2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$15,974	$21,443
Gas accounts receivable (less allowance of $750 and $593, respectively)	123,037	129,692
Other accounts receivable	1,023	341
Gas inventory	264,058	233,725
Derivatives—at fair value	42,945	68,916
Other current assets	5,071	5,307
Total current assets	452,108	459,424

PROPERTY AND EQUIPMENT—Net	19,251	18,249
INVESTMENT IN UNCONSOLIDATED AFFILIATES	22,477	18,333
NOTES RECEIVABLE FROM UNCONSOLIDATED AFFILIATES	38,069	29,346
OTHER	1,150	1,462

TOTAL ASSETS	$533,055	$526,814

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt	$500	$500
Gas accounts payable	137,728	142,786
Other accounts payable	22,998	12,519
Deferred revenue	78,014	87,784
Derivatives—at fair value	11,454	51,812
Loss contingency payable	-	21,600
Other current liabilities	12,699	11,141
Total current liabilities	263,393	328,142

OTHER ACCRUED LIABILITIES	1,399	2,607
LONG TERM DEBT	1,375	1,875
MINORITY INTEREST	2,454	2,030
Total liabilities	268,621	334,654

COMMITMENTS AND CONTINGENCIES (Note 9)

EQUITY:
Members' equity	242,701	196,259
Accumulated other comprehensive income (loss)	21,733	(4,099)
Total equity	264,434	192,160

TOTAL LIABILITIES AND EQUITY	$533,055	$526,814

See notes to consolidated financial statements.

PROLIANCE HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2006 AND 2005
(in thousands)

	2007	2006	2005

REVENUES—
Gas marketing:
Affiliated gas marketing	$1,065,662	$1,265,533	$1,225,092
Nonaffiliated gas marketing	1,228,247	1,807,672	1,577,115
Total gas marketing revenues	2,293,909	3,073,205	2,802,207
Cost of gas sold	2,185,844	2,942,546	2,718,154

GROSS MARGIN	108,065	130,659	84,053

Other operating expenses	31,365	34,360	26,694
Reserve for loss contingency	-	18,347	3,930

OPERATING INCOME	76,700	77,952	53,429

OTHER INCOME (EXPENSE):
Equity in earnings of affiliates	737	284	-
Interest income	5,907	3,036	1,149
Interest expense	(561)	(2,144)	(1,027)

Total other income	6,083	1,176	122

INCOME BEFORE MINORITY INTEREST	82,783	79,128	53,551

MINORITY INTEREST	424	290	401

NET INCOME	$82,359	$78,838	$53,150

See notes to consolidated financial statements.

PROLIANCE HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2006 AND 2005
(in thousands)

	Vectren Energy	Citizens
	Marketing &	By-Products
	Services, Inc	Coal Co.	Total

BALANCE—October 1, 2004	$76,439	$44,446	$120,885

Comprehensive income:

Net income for the year ended
September 30, 2005	32,422	20,728	53,150

Other comprehensive income (loss on cash flow hedges—net)	(7,599)	(4,858)	(12,457)

Total comprehensive income	24,823	15,870	40,693

Distributions	(9,917)	(6,341)	(16,258)

BALANCE—September 30, 2005	91,345	53,975	145,320

Comprehensive income:

Net income for the year ended
September 30, 2006	48,091	30,747	78,838

Other comprehensive income (gain on cash flow hedges—net)	16,189	10,350	26,539

Total comprehensive income	64,280	41,097	105,377

Distributions	(35,708)	(22,829)	(58,537)

BALANCE—September 30, 2006	119,917	72,243	192,160

Comprehensive income:

Net income for the year ended
September 30, 2007	50,239	32,120	82,359

Other comprehensive income (gain on cash flow hedges—net)	15,758	10,074	25,832

Total comprehensive income	65,997	42,194	108,191

Distributions	(21,910)	(14,007)	(35,917)

BALANCE—September 30, 2007	$164,004	$100,430	$264,434

See notes to consolidated financial statements.

PROLIANCE HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2007, 2006 AND 2005
(in thousands)

	2007	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$82,359	$78,838	$53,150
Adjustments to reconcile net income to net cash provided by (used in)
operating activities:
Depreciation	2,216	2,281	2,265
Amortization	443	1,088	681
Provision from uncollectible accounts—net of write offs and
recoveries	158	141	17
Equity in earnings of affiliates	(737)	(284)	-
Minority interest	424	290	401
Changes in assets and liabilities-
Decrease (increase) in margin deposits	10,835	81,195	(54,816)
Decrease (increase) in accounts receivable	4,140	147,899	(104,413)
(Increase) decrease in gas inventory	(30,333)	39,814	(50,986)
Decrease (increase) in derivative related accounts	11,446	(38,483)	26,827
Decrease (increase) in other assets	259	(3,714)	(1,115)
(Decrease) increase in accounts payable	(5,414)	(140,351)	117,188
Decrease in deferred revenue	(9,770)	(158)	14,215
(Decrease) Increase in other liabilities	(21,250)	24,948	473

Net cash provided by operating activities	44,776	193,504	3,887

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures—net of retirements	(3,218)	(357)	(996)
Investment in unconsolidated affiliates	(3,494)	(8,495)	(9,554)
Increase in affiliate loans	-	(459)	572
Increase in notes receivable issued to unconsolidated affiliates	(7,199)	(23,153)	(5,359)
Decrease (increase) in escrow accounts	83	813	(541)

Net cash used in investing activities	(13,828)	(31,651)	(15,878)

CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease (increase) in short-term borrowings	-	(87,000)	31,000
Repayment of long-term debt	(500)	(500)	(500)
Distribution to Lee 8 minority owners		(308)	(339)
Distributions to members	(35,917)	(58,537)	(16,258)

Net cash (used in) provided by financing activities	(36,417)	(146,345)	13,903

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(5,469)	15,508	1,912

CASH AND CASH EQUIVALENTS—Beginning of period	21,443	5,935	4,023

CASH AND CASH EQUIVALENTS—End of period	$15,974	$21,443	$5,935

CASH PAID FOR INTEREST	$567	$2,144	$1,031

See notes to consolidated financial statements.

PROLIANCE HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007, 2006 and 2005
___________________________________________________________________________________________________________

1.	ORGANIZATION AND NATURE OF BUSINESS

ProLiance Holdings, LLC (Holdings) is a holding company for ProLiance Energy, LLC (ProLiance or the Company), ProLiance Transportation and Storage, LLC and ProLiance Capital, LLC.   Holdings was formed on April 1, 2007 and is owned jointly by Citizens By-Products Coal Company (Citizens By-Products), a wholly owned subsidiary of Citizens Gas and Coke Utility (Citizens Gas) and Vectren Energy Marketing & Services, Inc. (Vectren Energy), a wholly owned subsidiary of Vectren Corporation (Vectren).  ProLiance is an energy marketing, management services, asset development and operations company.  ProLiance is headquartered in Indianapolis, Indiana.

On April 1, 2007, Citizens By-Products and Vectren Energy contributed their membership interests in ProLiance to Holdings.  Because this transfer involved entities under common control, ProLiance’s 2006 and 2005 consolidated financial statements have been presented as the consolidated financial statements of Holdings to reflect the change in ownership discussed above.  Holdings and its subsidiaries currently have no assets or operations other than those held or consolidated by ProLiance.

The Board of Representatives of Holdings (Board) has a cash distribution policy that distributes approximately 40% of Holding’s net income to its members. Distributions are accrued and paid quarterly upon declaration by the Board and are split 61% and 39% between Vectren Energy and Citizens By-Products, respectively.  In January 2006, the Board declared a special dividend of $17 million which was pro-ratably paid to the members on February 1, 2006.  Distributions are funded by ProLiance.

ProLiance is the supplier of gas and related services to Indiana Gas Company (IGC), Citizens Gas, Westfield Gas, Southern Indiana Gas & Electric Company (SIGECO) and Vectren Retail, as well as a provider of similar services to other utilities and customers in Indiana and other states.  Effective November 1, 2005, the Company’s contract with Vectren Energy Delivery of Ohio (VEDO) expired and was not renewed or renegotiated.  IGC, VEDO, SIGECO and Vectren Retail are all wholly owned subsidiaries of Vectren.  IGC and SIGECO are commonly known as Vectren Energy Delivery of Indiana (VEDI).  IGC is also known as Vectren North and SIGECO is also known as Vectren South.  Westfield Gas is a wholly owned subsidiary of Citizens Gas.

Ohio Valley Hub, LLC (OVH) and Northern Storage, LLC (Northern Storage) are wholly owned subsidiaries of ProLiance. OVH is a regulated pipeline with assets in southern Indiana and Northern Storage owns a 51% equity interest in Lee 8 Storage Partnership (Lee 8), a Michigan co-partnership. Lee 8 maintains and operates a natural gas storage field in Calhoun County, Michigan. Lee 8 financial information and the related minority interest are recorded in consolidation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Risk Management Activities and Derivatives— The Company enters into various purchase and sale contracts to manage its price risk exposure. Price risk exposure is created through the Company’s various business activities, which include storage optimization and providing gas management services and gas supply services to wholesale, commercial and industrial customers, municipalities and utilities. Derivatives used to hedge the forecasted purchase of gas related to sales to the above customer groups and to hedge the forecasted sale of gas are treated as cash flow hedges with the change in fair value recorded to Accumulated Other Comprehensive Income.  Derivatives are not entered into for trading or speculative purposes.

Derivative instruments utilized in connection with these activities are accounted for in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (collectively, SFAS 133). SFAS 133 requires all derivative instruments be recorded on the consolidated statements of financial position as an asset or liability measured at its fair value and that changes in the derivative’s fair value be recognized currently in the consolidated statement of operations unless specific hedge accounting criteria are met.

Derivative instruments have been reflected as “Derivatives, at fair value” in the consolidated statements of financial position. The change in value is recorded in the consolidated statement of operations as a component of cost of gas sold unless the transactions qualify for cash flow hedge accounting, which allows the gains or losses to be recorded to Accumulated Other Comprehensive Income until the hedged item is recognized as a component of cost of gas in the consolidated statement of operations. The market prices used to value these transactions reflect management’s best estimate considering various factors including closing exchange and over-the-counter quotations and volatility factors underlying the commitments. Ineffectiveness related to cash flow hedges is recorded as a component of cost of gas in the consolidated statements of operations in accordance with the requirements of SFAS 133.

The Company expects that all amounts recorded in Accumulated Other Comprehensive Income at September 30, 2007 will be reclassified to cost of gas in the consolidated statements of operations during future fiscal periods as the forecasted transactions are completed. The approximate amount of gain or loss expected to be reclassified to the consolidated statements of operations during the fiscal years ended September 30, 2008, 2009, 2010 and fiscal years after 2010 is a gain of $11.9 million, a gain of $8.3 million, a gain of $1.6 million and a loss of $0.1 million, respectively (based upon market conditions at September 30, 2007) and will be offset by the execution of physical transactions. No cash flow hedges were discontinued during the years ended September 30, 2007, 2006 and 2005, as a result of a forecasted transaction becoming improbable. At September 30, 2007, ProLiance has derivatives that settle at various dates through December 2011.

The amount of ineffectiveness related to cash flow hedges that was recorded in the consolidated statements of operations was a gain of $1.1 million, a loss of $2.0 million and a gain of $2.0 million during the fiscal years ended September 30, 2007, 2006 and 2005, respectively.  The ineffectiveness relates primarily to basis (the physical location of the underlying versus the financial instrument).

The activity affecting Accumulated Other Comprehensive Income (Loss), with respect to cash flow hedges included the following (in thousands):

	2007	2006	2005

Net unrealized losses on derivatives qualifying as	$(4,099)	$(30,638)	$(18,181)
cash flow hedges at the beginning of the period
Unrealized hedging gains (losses) arising during the	30,418	17,588	(49,890)
period on derivatives qualifying as cash flow
hedges
Reclassification adjustment transferred to net income	(4,586)	8,951	37,433
Net unrealized gains (losses) on derivatives qualifying	$21,733	$(4,099)	$(30,638)
as cash flow hedges at the end of the period

The Company is also exposed to credit risk as a result of nonperformance by counterparties. ProLiance maintains credit policies with regard to its counterparties that management believes significantly minimize overall credit risk. These policies include a thorough review of the financial statements of counterparties on a regular basis and, when necessary, require that collateral, such as letters of credit, be maintained. In addition, ProLiance sets exposure limits with regard to counterparties.

Cash and Cash Equivalents—Cash equivalents consist of short-term, highly liquid investments that are readily convertible into cash and have original maturities of less than ninety days.

Revenues—Revenue is recognized in the period the gas is delivered to customers or services are rendered.  ProLiance’s revenues are derived principally from sales of gas and related services to commercial and industrial companies, municipalities, local distribution companies and other marketing companies. The concentration of credit risk in the gas industry affects ProLiance’s overall exposure to credit risk because customers may be similarly affected by changes in economic and other conditions. ProLiance has not experienced significant credit losses on receivables from such sales.

Deferred revenue at September 30, 2007 and 2006 consists of revenue related to advance payments from IGC for services to be provided during the heating season. Revenue deferred at year end will be recognized when the services are delivered. All deferred revenue as of September 30, 2007 will be recognized during 2008 and 2009.

Income Taxes—As a limited liability company, Holdings is treated as a partnership for income tax purposes. Accordingly, the accompanying financial statements do not include any provision for Federal income taxes since Holdings’ operating results are passed directly through to its members for inclusion in their Federal income tax returns.

ProLiance recorded income related to state income taxes of $0.1 million during 2007 and expenses of $0.7 million and $0.1 million in 2006 and 2005, respectively.  ProLiance paid state income taxes of $0.6 million and $0.1 million in 2006 and 2005, respectively.  ProLiance did not pay, nor receive refunds, of state income taxes in 2007.

ProLiance made quarterly estimated tax payments to the state of Ohio on behalf of Vectren. During fiscal year 2006 and 2005, these payments were $0.5 million and $0.2 million, respectively.  The payments were reimbursed by Vectren during fiscal years 2006 and 2005.  ProLiance did not make, nor was reimbursed for, quarterly estimated tax payments to the state of Ohio on behalf of Vectren during 2007.

Imbalances—Volume imbalances result from differences in volumes scheduled and initially paid for (nominated) and volumes received or delivered. The amounts due to or receivable from customers and/or pipelines have been recognized at the estimated price to settle the imbalance. The estimated price is based upon contractual terms with counterparties and first-of-the-month gas prices quoted by Inside FERC.

Gas Inventory—The carrying value of inventory is at average cost.

Property and Equipment—Property and equipment is recorded at cost.  Routine maintenance and repairs are expensed. Depreciation of property and equipment is provided on the straight-line method over the estimated useful lives of the assets (2–30 years) or the lease period. At September 30, property and equipment consisted of the following (in thousands):

	2007	2006

Leasehold improvements	$2,245	$960
Storage and pipeline equipment	21,188	21,139
Office furniture and equipment	972	1,132
Computer applications and equipment	9,776	8,786

Total property and equipment	34,181	32,017

Less—accumulated depreciation	(14,930)	(13,768)

Property and equipment, net	$19,251	$18,249

ProLiance reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If the carrying amount exceeds its estimated future cash flows, an impairment charge is recognized by the amount in which the carrying amount of the asset exceeds the fair value of the asset.  ProLiance did not recognize any impairments during 2007, 2006 or 2005.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consolidation—The accompanying consolidated financial statements include the accounts of the Company and its wholly owned and majority owned subsidiaries, after elimination of intercompany transactions.

3.	IMPACT OF RECENTLY ISSUED ACCOUNTING GUIDANCE

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48) Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes.  FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in an income tax return.  FIN 48 also provides guidance related to reversal of tax positions, balance sheet classification, interest and penalties, disclosure and transition.  The Company will adopt FIN 48 on October 1, 2008, and is currently assessing the impact this statement will have on its financial statements and results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157).  SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements.  This statement does not require any new fair value measurements; however, the standard will impact how other fair value based GAAP is applied.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company will adopt SFAS 157 on October 1, 2008, and is currently assessing the impact this statement will have on its financial statements and results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115 (SFAS 159).  SFAS 159 permits entities to measure many financial instruments and certain other items at fair value.  Items eligible for the fair value measurement option include: financial assets and financial liabilities with certain exceptions; firm commitments that would otherwise not be recognized at inception and that involve only financial instruments; nonfinancial insurance contracts and warranties that the insurer can settle by paying a third party to provide those goods or services; and host financial instruments resulting from separation of an embedded financial derivative instrument from a nonfinancial hybrid instrument.  The fair value option may be applied instrument by instrument, with few exceptions, is an irrevocable election and is applied only to entire instruments.  SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007.  The Company will adopt SFAS 159 on October 1, 2008, and is currently assessing the impact this statement will have on its financial statements and results of operations.

4.	CREDIT FACILITIES

ProLiance has an unsecured, committed, revolving credit agreement (credit agreement) with nine financial institutions that expires on June 16, 2009. The credit agreement includes a variable rate line of credit facility and a letter of credit facility. The credit agreement allows a total of $400 million to be outstanding on the combined facilities from October 1 through March 31 and $300 million from April 1 through September 30. Surety bonds, performance bonds and payment guarantees reduce the amount available under the credit agreement. The facility has a sub-commitment limitation of $100 million for letters of credit. ProLiance must maintain Consolidated Tangible Net Worth (Members’ Equity) in an amount not less than $150 million plus 30 percent of consolidated net earnings after September 30, 2007.  ProLiance was in compliance with all covenant and coverage tests related to this credit agreement as of September 30, 2007. As of September 30, 2007 and 2006, ProLiance had no borrowings under the line of credit facility. As of September 30, 2007 and 2006, ProLiance had $4.1 million and $55.8 million of letters of credit outstanding under the line of credit facility, respectively.

Lee 8 has a term loan agreement with LaSalle Bank dated March 31, 2003 and amended March 31, 2006.  Interest is variable at the three-month LIBOR plus one hundred basis points (6.26% at September 30, 2007) and principal payments of $0.1 million are due quarterly. Lee 8 was in compliance with all covenant and coverage tests related to this loan agreement as of September 30, 2007. The outstanding balance on the loan at September 30, 2007 was $1.9 million (includes $0.9 million related to other minority interests). The outstanding balance on the loan at September 30, 2006 was $2.4 million (includes $1.1 million related to other minority interests). The remaining outstanding principal is due March 31, 2009. Future principal repayments as of September 30, 2007 are as follows (in thousands):

Fiscal Year

2008	$500
2009	1,375

5.	AFFFILIATED NOTES RECEIVABLE

During 2007, 2006 and 2005, ProLiance issued notes to Liberty Gas Storage, LLC and Pelican Turn, LLC.  The original principal amount of the notes totaled $35.7 million and $28.5 million at September 30, 2007 and 2006.  Interest accrues on the notes at fixed rates ranging from 3.92% to 5.05% and is added to the outstanding principal amount.  The notes have five-year terms from their date of issuance with the latest maturity date of July 1, 2012.  Interest income related to the notes was $1.5 million and $.08 million in 2007 and 2006.

During 2007, $2.7 million of notes were issued to Heartland and subsequently paid-off after Heartland’s cash flow from operations increased.  Interest on the notes accrued at 7.00%.  During 2006, $7.3 million of notes were issued to Heartland and subsequently paid-off after third-party financing was secured by Heartland.  Interest on the notes accrued at rates of 6.75% and 7.00%.  Interest income related to the notes was $0.1 million and $0.1 million in 2007 and 2006, respectively.

6.	FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings are a reasonable estimate of their fair values, due to their short-term nature. The estimated fair market value of inventory at September 30, 2007 and September 30, 2006, excluding costs to sell,  was $310.4 million and $282.6 million (approximately $7.60 per MMBtu and $7.54 per MMBtu, respectively). The carrying value of long-term debt approximates its fair value.

7.	LEASES

ProLiance leases its office space under operating leases. Rental expense under these arrangements and other various operating leases for the years ended September 30, 2007, 2006 and 2005 totaled $0.9 million, $0.6 million and $0.6 million, respectively. Future minimum lease payments under noncancellable operating leases as of September 30, 2007 are as follows (in thousands):

Fiscal Year

2008	$969
2009	955
2010	966
2011	983
2012	1,000

OVH leases from SIGECO 10,000 MMBtu per day of deliverability and 2,750,000 MMBtu of storage capacity at SIGECO’s Monroe City Storage Field. Annual lease payments total $0.2 million and are due monthly. This lease commenced November 1, 2001 and remains in effect for eight years with an automatic renewal clause.

8.	GAS SALES AND PORTFOLIO ADMINISTRATION AGREEMENTS

The Company provides natural gas and related services to IGC, Citizens Gas, Westfield Gas and SIGECO.  The sale of gas and provision of other services to IGC, Citizens Gas and SIGECO (Indiana Member Utilities) is subject to regulatory review through the quarterly gas cost adjustment process administered by the IURC.  The Indiana Member Utilities’ contracts are administered under a settlement agreement (commonly referred to as “GCA50”) entered into in 2006 between the Indiana Member Utilities, the Indiana Office of the Utility Consumer Counselor (OUCC), the Citizens Action Coalition and the Citizens Industrial Group.  Under the new settlement agreement, ProLiance will continue to provide natural gas and related services to the Indiana Member Utilities through March 31, 2011.  ProLiance is required to fund $2 million annually to Indiana ratepayer programs through the end of the settlement agreement.  The settlement agreement was approved by the Indiana Utility Regulatory Commission.

9.	COMMITMENTS AND CONTINGENCIES

On November 22, 2006, ProLiance agreed to settle a 2002 civil lawsuit between the City of Huntsville, Alabama and ProLiance. The $21.6 million settlement (Huntsville Settlement) related to a dispute over a contractual relationship with Huntsville Utilities during 2000-2002.  During 2006, ProLiance recorded $18.3 million as a reserve for loss contingency recognizing the Huntsville Settlement.

ProLiance self reported to the FERC in October 2007 possible non-compliance with the Commission’s capacity release policies.  ProLiance has taken corrective actions to assure that current and future transactions are compliant.  ProLiance is committed to full regulatory compliance and is cooperating fully with the FERC regarding these issues.  ProLiance is unable to predict the outcome of any FERC action.

ProLiance has entered into various firm transportation and storage agreements.  Under these agreements, ProLiance must make specified minimum payments which extend through 2014.  At September 30, 2007, the estimated aggregated amounts of such required future payments were $60.2 million, $56.0 million, $44.8 million, $34.3 million, $32.1 million and $50.5 million for 2008, 2009, 2010, 2011, 2012 and thereafter, respectively.

The Company is party to various other legal proceedings in the ordinary course of business. In the opinion of management of the Company, however, no other such proceedings pending against the Company are likely to have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

10.	RETIREMENT PLAN

ProLiance has a defined contribution retirement savings plan which is qualified under sections 401(a) and 401(k) of the Internal Revenue Code. Under the terms of the retirement savings plan, eligible participants may direct a specified percentage of their compensation to be invested in various investment funds. Participants in the retirement savings plan have, subject to prescribed limitations, matching company contributions made to the plan on their behalf.  During 2007, 2006 and 2005, the Company made contributions of $0.7 million, $0.6 million and $0.6 million, respectively, to the plan.

11.	RELATED PARTY TRANSACTIONS

Heartland Gas Pipeline, LLC (Heartland), a 50/50 joint venture between ProLiance and Citizens By-Products, owns and operates a new 25-mile pipeline in Central Indiana. Heartland built and operates a 16-inch diameter pipeline to transport up to 80,000 MMBtu per day of natural gas.  Service began in December 2006.  Heartland is accounted for under the equity method. ProLiance invested approximately $0.6 million, $1.6 million and $3.1 million in Heartland during 2007, 2006 and 2005, respectively.

ProLiance has a 15-year transportation and storage agreement with Heartland.  The agreement provides for 25,000 MMBtu per day of deliverability and 2,000,000 MMBtu of storage capacity.  Annual demand payments are $0.3 million per year and transportation rates are tariff based.

Liberty Gas Storage, LLC (Liberty) and Pelican Turn, LLC (Pelican Turn) are joint ventures between ProLiance and Sempra Energy International Storage Corp. (SEI), an unregulated subsidiary of Sempra Energy. ProLiance has acquired a 25% share in the development assets of Liberty and Pelican Turn.

Liberty’s primary development asset includes a long-term lease (initially twenty years with two successive ten-year renewal periods) of storage and mineral rights associated with existing salt dome storage caverns in southern Louisiana. ProLiance has an 11-year contract for approximately one-third of the asset’s 17.7 billion cubic feet of working gas capacity. Full development of the project should provide highly deliverable storage capacity via the salt dome cavern.  The project is expected to be operational in 2008.

On September 13, 2006, Pelican Turn announced that it had acquired three existing salt caverns representing 10 to 12 billion cubic feet of potential natural gas storage capacity and more than 150 acres of property in Cameron Parish, Louisiana.

ProLiance’s investment in Liberty and Pelican Turn (Storage Development Assets) are accounted for under the equity method.  ProLiance’s investment in Storage Development Assets has been made in cash contributions and by issuing notes receivable.  During 2007, 2006 and 2005, cash contributions totaled $2.8 million, $7.2 million and $6.4 million, respectively, and notes receivable issued totaled $7.2 million,  $24.0 million and $5.4 million respectively (see Note 5).  ProLiance has not committed to, but expects to spend an additional investment of $20 million in Storage Development Assets during 2008.

ProLiance engages in significant transactions with affiliates of Vectren and Citizens Gas. Sales to affiliates of Vectren and Citizens Gas for the periods ended September 30, 2007, 2006 and 2005 exceeded 10% of total revenue. The following table sets forth significant related party transactions (in thousands):
		Citizens
	Vectren	Gas
	Affiliates	Affiliates
2007

Revenues	$780,876	$284,786
Cost of Gas Sold	-	2,602
Accounts receivable—gas	36,958	20,245
Accounts payable—gas	3,162	255
Interest income	-	121
Dividends	21,910	14,007

2006

Revenues	$942,305	$323,228
Cost of Gas Sold	-	117
Accounts receivable—gas	37,501	18,949
Accounts receivable—other	-	113
Accounts payable—gas	2,144	145
Interest income	-	105
Dividends	35,708	22,829

2005

Revenues	$934,512	$290,580
Dividends	9,917	6,341